Cira Centre 2929 Arch Street Philadelphia, PA 19104-2808 +1 215 994 4000 Main +1 215 994 2222 Fax www.dechert.com

June 5, 2012

VIA EDGAR AND OVERNIGHT DELIVERY

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Mail Stop 3561

Attn: John Reynolds, Pamela Howell and Adam F. Turk

RE:	Bernard Chaus, Inc. Amendment No. 2 to Schedule 13E-3, File No. 005-37972, and Amendment No. 2 to Preliminary Proxy Statement on Schedule 14A, File No. 001-09169

Ladies and Gentlemen:

Bernard Chaus, Inc. (the “Company”) has today filed with the Securities and Exchange Commission (the “Commission”) Amendment No. 2 (“Second Proxy Amendment”) to its preliminary proxy statement on Schedule 14A (File No. 001-09169) and the Company et al. have filed with the Commission Amendment No. 2. (“Second 13E-3 Amendment”) to their transaction statement under Section 13(e) of the Securities Exchange Act of 1934 and Rule 13e-3 thereunder. On behalf of the Company, we respond to the comments raised by the staff (the “Staff”) of the Commission in the letter dated June 1, 2012 from Ms. Pamela Howell to Ms. Josephine Chaus. For your convenience, the Staff’s comments are included in this letter and are followed by the applicable response. In addition, we also include a marked copy of the Second Proxy Amendment and the Second 13E-3 Amendment showing changes made from the first amended filings to aid the Staff’s review. Throughout this letter, all underlined and bolded language in our responses has been added, all scored and bolded language in our responses has been deleted, and all page numbers in our responses refer to the marked copy of the Second Proxy Amendment.

US Austin Boston Charlotte Hartford Los Angeles New York Orange County Philadelphia Princeton San Francisco Silicon Valley

Washington DC EUROPE Brussels Dublin Frankfurt London Luxembourg Moscow Munich Paris ASIA Beijing Hong Kong

Securities and Exchange Commission June 5, 2012 Page 2 of 13

Amendment No. 1 to Schedule 13E-3

General

1.	We note that you have responded to comment 1 of our letter dated May 11, 2012 by adding Mr. Camuto and his related trust as filing persons. Please provide in your proxy statement the information required by Item 1002(e)-(f), Item 1003(a)-(c), Item 1008, Item 1004(e), Item 1013, Item 1015 and Item 1012(d) and (e) of Regulation M-A with respect to these filing persons. Please also disclose the affiliation of the trust with Camuto Consulting Inc. We note in this regard that the definition of “Camuto Group” in the Schedule 13E-3 was revised to include these persons, but a similar change was not made in the proxy statement. Please also advise why the trust was not included as a beneficial owner on Mr. Camuto’s amended Schedule 13D.

Response:

In response to the Staff’s comment, the Company notes that, with respect to Item 1002(e) of Regulation M-A, neither Mr. Camuto nor the Camuto trust has made an underwritten public offering of the Company’s securities for cash during the past three years that was registered under the Securities Act of 1933 or exempt from registration under Regulation A.

In response to the Staff’s comment, the Company has amended its disclosure as follows to include the information required by Item 1002(f) of Regulation M-A:

“The Camuto Group acquired from the Company 3,000,000 shares of Company common stock on February 9, 2011, at a price of $0.10 per share. There have been no other prior stock purchases by the Camuto Group, Mr. Camuto, the Camuto Trust or Investor Newco in shares of Company common stock during the past two years.”

In response to the Staff’s comment, the Company has amended its disclosure as follows to include the information required by Item 1003(a)-(c) of Regulation M-A with respect to the Camuto Trust (such information has already been disclosed with respect to Mr. Camuto):

“The Camuto Trust”

The Camuto Trust is a trust organized under the law of Delaware. The Camuto Trust is for the benefit of certain of Mr. Camuto’s family members. The address of the Camuto Trust is U.S. Trust Company of Delaware, Trustee of The Camuto Descendants Trust (Delaware) c/o Cathleen McVeigh, Senior Vice President, Bank of America, Bracebridge II, 1100 N. King Street, Mail Stop DE5-002-04-12, Wilmington, Delaware 19884. The trustee of the Camuto Trust is the U.S. Trust Company of Delaware.”

Securities and Exchange Commission June 5, 2012 Page 3 of 13

and

“None of the Family Shareholders, Family Newco, the Camuto Group, Mr. Camuto, the Camuto Trust or Investor Newco has, during the past five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). None of the Family Shareholders, Family Newco, the Camuto Group, Mr. Camuto, the Camuto Trust or Investor Newco has, during the past five years, been a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, United States federal or state securities laws, or a finding of any violation of United States federal or state securities laws.”

In response to the Staff’s comment, the Company has amended its disclosure as follows to include the information required by Item 1008(a) of Regulation M-A with respect to Mr. Camuto:

“From 1978 through 1999, Mr. Camuto held various positions with the Nine West Group Inc., a company which he co-founded and which was sold to Jones Apparel Group in 1999. Mr. Camuto, as a beneficial owner of the Camuto Group, has shared voting power of 21,837,991 shares of Company common stock, and shared dispositive power of 3,000,000 shares of Company common stock. ”

In response to the Staff’s comment, the Company has amended its disclosure as follows to include the information required by Item 1008(a) of Regulation M-A with respect to the Camuto Trust:

“The Camuto Trust, as a beneficial owner of the Camuto Group, has shared voting power of 21,837,991 shares of Company common stock, and shared dispositive power of 3,000,000 shares of Company common stock.”

In response to the Staff’s comment, the Company has amended its disclosure as follows to include the information required by Item 1008(b) of Regulation M-A:

“There have been no transactions in shares of Company common stock by the Camuto Group, Mr. Camuto, the Camuto Trust or Investor Newco, or their respective directors and executive officers, within the 60 days prior to the date of this proxy statement.”

In response to the Staff’s comment, the Company has amended its disclosure as follows to include the information required by Item 1004(e) and Item 1014 of Regulation M-A:

Securities and Exchange Commission June 5, 2012 Page 4 of 13

“The unaffiliated shareholders of the Company were represented by the special committee, which negotiated the terms and conditions of the merger agreement on their behalf, with the assistance of the special committee’s financial and legal advisors. Accordingly, none of Family Newco, any of the Family Shareholders, the Camuto Group, Mr. Camuto, the Camuto Trust or Investor Newco has performed, or engaged a financial advisor to perform, any independent valuation or other analysis for the purpose of assessing the fairness of the merger to the Company’s unaffiliated shareholders. Each of Family Newco, the Family Shareholders, the Camuto Group, Mr. Camuto, the Camuto Trust and Investor Newco believe, however, that the merger is substantively and procedurally fair to the unaffiliated shareholders of the Company based upon the factors identified above.

In response to the Staff’s comment, the Company has amended its disclosure as follows to include the information required by Item 1013 of Regulation M-A:

“Purposes and Reasons of the Family Shareholders, Family Newco, the Camuto Group, Mr. Camuto, the Camuto Trust and Investor Newco for the Merger

The Family Shareholders, Family Newco, the Camuto Group, Mr. Camuto, the Camuto Trust and Investor Newco are making the statements included in this section solely for the purpose of complying with the requirements of Rule 13e-3 and related rules under the Exchange Act. For the Family Shareholders, Family Newco, the Camuto Group, Mr. Camuto, the Camuto Trust and Investor Newco, the purpose of the merger is to enable the Family Shareholders and the Camuto Group (and indirectly, Mr. Camuto and the Camuto Trust as beneficial owners of the Camuto Group) to acquire 100% ownership of the Company, in a transaction in which the unaffiliated stockholders will be cashed out for $0.21 per share, so the Family Shareholders and the Camuto Group (and indirectly, Mr. Camuto and the Camuto Trust as beneficial owners of the Camuto Group) will bear the rewards and risks of the ownership of the Company after shares of Company common stock cease to be publicly traded. In addition, with respect to the Family Shareholders, the merger will allow the Family Shareholders to maintain their investment in the Company.”

and

“The merger was structured so as to ensure that the Family Shareholders at all times maintained greater than 50% ownership of the Company and that the Company’s net operating losses would survive the merger. The Company, the Family Shareholders and the Camuto Group (and indirectly, Mr. Camuto and the Camuto Trust as beneficial owners of the Camuto Group) will be the sole beneficiaries of the Company’s net operating loss carry-forwards following the merger. As of July 2, 2011, the Company had generated federal net operating loss carry-forwards of approximately $59.5 million. Pursuant to generally

Securities and Exchange Commission June 5, 2012 Page 5 of 13

accepted accounting principles, as of March 31, 2012, the Company has determined that it is “more likely than not” that the Company will not be able to utilize the carry-forwards to offset future taxable income and that its carry-forwards have no value for purposes of the Company’s balance sheet. However, if the Company can reduce its costs and increase its revenues going forward, it may be able to obtain some benefit from the carry-forwards. Because the Company’s results going forward are uncertain, the Company is unable at this time to quantify the benefit of the federal net operating loss carry-forwards to the Company, the Family Shareholders or the Camuto Group (or indirectly, Mr. Camuto and the Camuto Trust as beneficial owners of the Camuto Group).”

and

“If the merger is completed, all of our equity interests will be owned by the Family Shareholders and the Camuto Group (and indirectly, Mr. Camuto and the Camuto Trust as beneficial owners of the Camuto Group). Except for the Family Shareholders and the Camuto Group (and indirectly, Mr. Camuto and the Camuto Trust as beneficial owners of the Camuto Group), none of our current shareholders will have any ownership interest in, or be a shareholder of, the Company after the completion of the merger. As a result, our current shareholders (other than the Family Shareholders and the Camuto Group (and indirectly, Mr. Camuto and the Camuto Trust as beneficial owners of the Camuto Group)) will no longer benefit from any increase in our value, nor will they bear the risk of any decrease in our value. Following the merger, the Family Shareholders and the Camuto Group (and indirectly, Mr. Camuto and the Camuto Trust as beneficial owners of the Camuto Group) will benefit from any increase in our value and also will bear the risk of any decrease in our value.”

and

“Family Newco, the Family Shareholders, the Camuto Group, Mr. Camuto, the Camuto Trust and Investor Newco expect that following completion of the merger, our operations will be conducted substantially as they are currently being conducted. Family Newco, the Family Shareholders, the Camuto Group, Mr. Camuto, the Camuto Trust and Investor Newco have informed us that they have no current plans or proposals or negotiations which relate to or would result in an extraordinary corporate transaction involving our corporate structure, business or management, such as a merger, reorganization, liquidation, relocation of any operations, or sale or transfer of a material amount of assets except as described in this proxy statement. The Family Shareholders and the Camuto Group (and indirectly, Mr. Camuto and the Camuto Trust as beneficial owners of the Camuto Group) may initiate from time to time reviews of the Company and our assets, corporate structure, capitalization, operations, properties, management and personnel to determine what changes, if any, would be desirable following the merger. The Family Shareholders and the Camuto Group (and indirectly, Mr. Camuto and the Camuto

Securities and Exchange Commission June 5, 2012 Page 6 of 13

Trust as beneficial owners of the Camuto Group) expressly reserve their right to make any changes that ~~it~~ they deem~~s~~ necessary or appropriate in the light of ~~its~~ their review or in the light of future developments.”

We note that there are no reports, opinions or appraisals that require disclosure by Mr. Camuto or the Camuto Trust under Item 1015 of Regulation M-A.

We also note that, in response to Item 1012(d) of Regulation M-A, neither Mr. Camuto nor the Camuto Trust beneficially own any shares of Company common stock directly, and the shares they beneficially own indirectly through the Camuto Group are subject to the voting agreements disclosed in the Second Proxy Amendment. In response to the Staff’s comment, the Company has supplemented its disclosure as follows to clarify that neither Mr. Camuto nor the Camuto Trust beneficially own shares of Company common stock other than the shares they are deemed to own as beneficial owners of the Camuto Group:

“Other than the shares he is deemed to have shared voting power and shared dispositive power over as a beneficial owner of the Camuto Group, Mr. Camuto does not beneficially own any shares of Company common stock.”

and

“Other than the shares it is deemed to have shared voting power and shared dispositive power over as a beneficial owner of the Camuto Group, the Camuto Trust does not beneficially own any shares of Company common stock.”

In response to the Staff’s comment, the Company has amended its disclosure as follows to include the information required by Item 1012(e) of Regulation M-A:

“Family Newco, the Family Shareholders, the Camuto Group, Mr. Camuto, the Camuto Trust and Investor Newco do not make any recommendation as to how stockholders of the Company should vote their shares of Company common stock relating to the merger.”

We note that the definition of “Camuto Group” in the Schedule 13E-3 does not include either Mr. Camuto or the Camuto Trust, the definition merely specifies that they are the beneficial owners of the Camuto Group. In response to the Staff’s comment, the Company has made the following conforming changes to the Second Proxy Amendment:

“On April 3, 2012, we entered into an Agreement and Plan of Merger (the “merger agreement”) with Camuto Consulting Inc., a Connecticut corporation beneficially owned by Vincent Camuto and a trust for the benefit of certain of Mr. Camuto’s family members (the

Securities and Exchange Commission June 5, 2012 Page 7 of 13

“Camuto Group”), Camuto Merger Sub, Inc., a New York corporation and a wholly owned subsidiary of the Camuto Group (“Investor Newco”), certain shareholders of the Company, including Josephine Chaus, our chairwoman and chief executive officer (the “Family Shareholders”) and BC Family Merger Corp., a New York corporation wholly owned by the Family Shareholders (“Family Newco”), providing for the merger of Family Newco and Investor Newco with and into the Company (the “merger”), with the Company surviving the merger.”

In response to the Staff’s comment, the Camuto Group and Mr. Camuto have amended their Schedule 13D to include the Camuto Trust as a filing person.

Revised Preliminary Proxy Statement on Schedule 14A filed May 21, 2012

General

2.	We note your response to comment 4 of our letter dated May 11, 2012. Please disclose prominently and clearly that the approval of the transaction is assured, regardless of how the unaffiliated shareholders cast their votes.

Response:

In response to the Staff’s comment, the Company has supplemented its disclosure by adding the following language throughout the Second Proxy Amendment:

“The total number of shares subject to such agreements is 26,876,837, or approximately 72% of the outstanding shares of Company common stock, greater than the minimum number of shares of Company common stock needed to vote in favor of the adoption of the merger agreement in order for it to be adopted. Assuming that the parties to such agreements fulfill their voting obligations, the approval of the proposal to adopt the merger agreement is assured, regardless of how the unaffiliated shareholders of the Company cast their votes.”

Business and Background of Natural Persons Related to the Camuto Group and Investor Newco

Executive Officers, page 14

3.	As requested, please make the disclosures required by Item 1003(c)(5) of Regulation M-A with respect to these persons.

Securities and Exchange Commission June 5, 2012 Page 8 of 13

Response:

In response to the Staff’s comment, the Company has supplemented its disclosure by adding the following language:

“None of the Camuto Group or Investor Newco nor any of the Camuto Group’s Investor Newco’s directors or executive officers has, during the past five years, been a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws or a finding of any violation of federal or state securities laws. Each of the individuals listed below is a citizen of the United States.”

Recommendations of Our Board of Directors and Special Committee…, page 20

The Committee, page 20

4.	We partially reissue comment 11 of our letter dated May 11, 2012. Please confirm that you have filed any written materials, including board books, as exhibits pursuant to Item 9 of Schedule 13e-3 and Item 1016(c) of Regulation M-A.

Response:

The Company hereby confirms that it has filed all written materials, including board books, as exhibits pursuant to Item 9 of Schedule 13e-3 and Item 1016(c) of Regulation M-A.

5.	We partially reissue comment 12 of our letter dated May 11, 2012. Please advise why you have not provided any disclosure under Item 1011(b) of Regulation M-A, or a shareholder vote pursuant to Rule 14a-21.

Response:

Pursuant to Rule 14a-21, if a solicitation is made by a registrant for a meeting of shareholders at which shareholders are asked to approve an acquisition, merger, consolidation or proposed sale or other disposition of all or substantially all the assets of the registrant, the registrant shall include a separate resolution subject to shareholder advisory vote to approve any agreements or understandings and compensation disclosed pursuant to Item 402(t) of Regulation S-K. Item 402(t) of Regulation S-K requires disclosure in connection with any agreement or understanding, whether written or unwritten, between named executive officers and the acquiring company or target company, concerning any type of compensation, whether present, deferred or

Securities and Exchange Commission June 5, 2012 Page 9 of 13

contingent, that is based on or otherwise relates to an acquisition, merger, consolidation, sale or other disposition of all or substantially all assets of the issuer. As we noted in our discussions with the Staff, in connection with the merger, none of the Company’s named executive officers have entered into agreements or understandings, whether written or unwritten, with the Company, the Camuto Group, Investor Newco, Family Newco, the Family Shareholders, Mr. Camuto or the Camuto Trust regarding employment or compensation immediately following the merger. The Company’s named executive officers are currently, and immediately after the merger will remain, at-will employees of the Company, and can be removed from their positions at any time, whether before or after the merger, without any additional compensation due to them as a result of their removal. Because no such agreements or understandings exist, the Company has not provided any disclosure under Item 402(t) of Regulation S-K, and there is no need for a shareholder vote pursuant to Rule 14a-21 or for additional disclosure under Item 1011(b) of Regulation M-A. In order to clarify this, the Company has supplemented its disclosure by adding the following:

“Each employee of the Company (including each officer) is currently an at-will employee, and his or her employment is at the sole discretion of the Company. Immediately following the merger, each continuing employee (including each officer) will remain an at-will employee, and his or her continued employment will be at the sole discretion of the Company.”

and

“Each continuing employee (including each officer) will remain an at-will employee immediately following the merger, and his or her continued employment will be at the sole discretion of the Company. The salary and benefits provided for in the merger agreement will only be available to employees (including officers) if the Company, at its sole discretion, continues to employ them.”

and

“None of the Company’s officers or directors are currently party to any agreements or understandings, whether written or unwritten, regarding employment or compensation with the Company. In addition, in connection with the merger, none of the Company’s officers or directors have entered into any agreements or understandings, whether written or unwritten, regarding employment or compensation immediately following the merger.”

Opinion of National Securities, page 25

6.	We note the criteria used to select the comparable companies. Please disclose the market capitalization of Bernard Chaus and the comparable companies.

Securities and Exchange Commission June 5, 2012 Page 10 of 13

Response:

In response to the Staff’s comment, the Company has supplemented its disclosure by including the market capitalization of the Company and each of the comparable companies.

7.	We partially reissue comment 21 of our letter dated May 11, 2012. Please include Bernard Chaus in the tables on page 27 and 29, for comparison

Response:

In response to the Staff’s comment, the Company has supplemented its disclosure by including the Company in the tables on page 28 and 29.

Positions of the Family Shareholders, Family Newco, the Camuto Group…., page 33

8.	We note your response to comment 26 of our letter dated May 11, 2012. Expressly disclose, if true, that the surviving company and the filing persons will be the sole beneficiaries of your net operating loss carry-forwards, and quantify this benefit to the extent practicable. See Instruction 2 to Item 1013 of Regulation M-A.

Response:

In response to the Staff’s comment, the Company has supplemented its disclosure by adding the following language:

“The merger was structured so as to ensure that the Family Shareholders at all times maintained greater than 50% ownership of the Company and that the Company’s net operating losses would survive the merger. The Company, the Family Shareholders and the Camuto Group (and indirectly, Mr. Camuto and the Camuto Trust as beneficial owners of the Camuto Group) will be the sole beneficiaries of the Company’s net operating loss carry-forwards following the merger. As of July 2, 2011, the Company had generated federal net operating loss carry-forwards of approximately $59.5 million. Pursuant to generally accepted accounting principles, as of March 31, 2012, the Company has determined that it is “more likely than not” that the Company will not be able to utilize the carry-forwards to offset future taxable income and that its carry-forwards have no value for purposes of the Company’s balance sheet. However, if the Company can reduce its costs and increase its revenues going forward, it may be able to obtain some benefit from the carry-forwards. Because the Company’s results going forward are uncertain, the Company is unable at this time to quantify the benefit of the federal net operating loss carry-forwards to the

Securities and Exchange Commission June 5, 2012 Page 11 of 13

Company, the Family Shareholders or the Camuto Group (or indirectly, Mr. Camuto and the Camuto Trust as beneficial owners of the Camuto Group).”

9.	We reissue comment 16 of our letter dated May 11, 2012 with respect to the Camuto Group, Investor Newco, Mr. Camuto and his related trust.

Response:

In response to the Staff’s comment, the Company has amended its disclosure as follows:

“The Family Shareholders, ~~and~~ Family Newco, the Camuto Group, Mr. Camuto, the Camuto Trust and Investor Newco have adopted the analyses and conclusions of the Committee and relied on those analyses and conclusions when considering the merger.”

Employee Benefits, page 34

10.	We reissue comment 29 of our letter dated May 11, 2012. We continue to note the vague reference to “certain compensation and benefits.” Please specify the specific benefits to each officer and director as set forth in the merger agreement in this section, including a quantification for each individual.

Response:

Based on our discussions with the Staff and in response to the Staff’s comments, the Company has amended its disclosure as follows:

“Each employee of the Company (including each officer) is currently an at-will employee, and his or her employment is at the sole discretion of the Company. Immediately following the merger, each continuing employee (including each officer) will remain an at-will employee, and his or her continued employment will be at the sole discretion of the Company.”

and

            “The merger agreement requires the surviving corporation to continue to provide ~~certain compensation and benefits through December 31, 2013, as well as take certain actions in respect of employee benefits provided to the Company’s employees, including its executive officers~~(i) base salary and bonus opportunities to each person who is an employee of the Company or any of its subsidiaries immediately prior to the effective time (including officers) that are substantially similar in the aggregate to those in effect immediately prior

Securities and Exchange Commission June 5, 2012 Page 12 of 13

to the effective time, and (ii) employee benefit plans and arrangements (other than base salary and bonus opportunities) to each continuing employee (including officers) that are substantially similar in the aggregate to those provided by the Company to each continuing employee under the Company benefit plans and Company benefit agreements immediately prior to the effective time, in each case through December 31, 2013. Each continuing employee (including each officer) will remain an at-will employee immediately following the merger, and his or her continued employment will be at the sole discretion of the Company. The salary and benefits provided for in the merger agreement will only be available to employees (including officers) if the Company, at its sole discretion, continues to employ them.”

and

“None of the Company’s officers or directors are currently party to any agreements or understandings, whether written or unwritten, regarding employment or compensation with the Company. In addition, in connection with the merger, none of the Company’s officers or directors have entered into any agreements or understandings, whether written or unwritten, regarding employment or compensation immediately following the merger.”

The Business, page 46

11.	We partially reissue comment three of our letter dated May 11, 2012. Please provide the disclosure required by Part C of Form S-4. See Item 14(c)(2) of Schedule 14A. In particular, please provide the complete business information required by Item 101 of Regulation S-K.

Response:

In response to the Staff’s comments, the Company has supplemented its disclosure to provide the disclosure required by Part C of Form S-4.

12.	Section 27A of the Securities Act and Section 21 of the Exchange Act expressly state that the safe harbor provisions for forward-looking statements do not apply to statements made in connection with a going-private transaction. Please either remove the references to the Private Securities Litigation Reform Act or make clear, each time you refer to it, that the safe harbor for forward-looking statements does not apply to this filing.

Response:

In response to the Staff’s comments, the Company has amended its disclosure as follows:

Securities and Exchange Commission June 5, 2012 Page 13 of 13

“Certain statements contained herein are forward-looking statements ~~within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934 that have been made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995~~.”

If you have any questions, please feel free to contact Martin Nussbaum at (212) 698-3596 or the undersigned at (215) 994 2824. Thank you for your cooperation and attention to this matter.

Sincerely,

/s/ Geraldine Sinatra

Exhibits (via overnight delivery)

cc: Eric Dale